Exhibit (a)(3)

Letter to Shareholders

November 30, 2010

RE:       Get cash from your AmREIT, Inc. investment

Dear Investor:

Now you can sell your shares of AmREIT, Inc. common stock directly without transaction costs and regain control of your money. Series D of Tender Investors, LLC, a Delaware series limited liability company will pay you $4.00 per share. Move your capital into a more liquid investment that may better fit your current needs. This offer expires on January 31, 2011, so you must act soon if you want to sell via this offer.

Why take advantage of this opportunity today?

•         Guarantee your cash now.  Sell today and ensure you get your money out from this security.

•         There is no public market for the Company’s stock.  Take advantage of this offer to sell your AmREIT holdings and liquidate your investment.

•         The Company reduced its annual dividend to $0.40 per Share from $0.50 per Share, effective with the July 2010 dividend. Avoid the uncertainty of not knowing whether the $0.40 per Share dividend level will be maintained and sell your shares now.

•         Avoid Transaction Expenses/Commissions. By selling directly via this tender offer you can sell all your shares without any third party transaction expenses [1] at a known price by simply signing the attached Assignment Form/Letter of Transmittal.

If you act today, we will mail your check promptly after the expiration of this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form/Letter of Transmittal. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (510) 619-3637 or email us at offer@tendermanagerllc.com.

Sincerely,

Brent Donaldson
Arnold Brown
For Tender Investors Manager, LLC

P.S. Remember, this offer expires at 11:59 PM Eastern Time on January 31, 2011 (unless extended). So don't delay. Fill out and mail in the AmREIT, Inc. Assignment Form/Letter of Transmittal today.

[1] Selling shareholders should confirm that their broker does not charge any fee for this type of direct sale